SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101. Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. __)*

CURRENT TECHNOLOGY CORPORATION
(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

2310E 10 4
(CUSIP Number)

MSGI Security Solutions, Inc.
575 Madison Avenue
New York, NY 10022

with a copy to:

Alan Annex, Esq.
Greenberg Traurig, LLP
Met life Building
200 Park Avenue
New York, New York 10016
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 2310E 10 4

SCHEDULE 13D

1	NAME OF REPORTING PERSON MSGI Security Solutions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (_) (b) (_)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000,000*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 50,000,000*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON CO
* Includes warrants exercisable for 25,000,000 shares of Common Stock.

SCHEDULE 13D

Company: CURRENT TECHNOLOGY CORPORATION	CUSIP Number: 2310E 10 4

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Current Technology Corporation, a Canadian corporation (the “Company”), with its principal executive offices located at 800 West Pender Street, Suite 530, Vancouver, British Columbia, Canada V6C 2V6.

Item 2.  Identity and Background.

This Schedule 13D is filed by MSGI Security Solutions, Inc., a Nevada corporation (“MSGI”).

MSGI is a publicly held corporation located at 575 Madison Avenue, New York, NY 10022.

This Schedule 13D reports the direct ownership of MSGI of 50,000,000 shares of Common Stock of the Company, which includes warrants held by MSGI exercisable for 25,000,000 shares of Common Stock of the Company.

Item 3.  Source and Amount of Funds or Other Consideration.

MSGI entered a Securities Purchase Agreement dated January 4, 2008 with certain institutional investors (the “Initial Buyers”), pursuant to which the MSGI issued (i) warrants exercisable for 2,500,000 shares of common stock, par value $.01 per share, at an exercise price of $.50 per share (the “Series A Warrants”), and (ii) warrants exercisable for 2,500,000 shares of Common Stock at an exercise price of $2.50 per share (the “Series B Warrants” and together with the Series A Warrant, the “Warrants ”) (the “Warrant Transaction”). The Initial Buyers paid $1,250,000 for the Warrants of which $500,000 was received by MSGI and $750,000 was to be deposited with a bank to collateralize certain letters of credit.

On January 10, 2008 (the “Closing Date”), by entering into an Amended and Restated Securities Purchase Agreement (the “Amended and Restated Securities Purchase Agreement”) with the Initial Buyers as well as certain additional institutional investors (the “New Investors” along with the Initial Buyers, shall be collectively referred to as the “Buyers”), MSGI terminated the Warrant Transaction and in lieu thereof entered into a new transaction (the “Preferred Stock Transaction”). Pursuant to the Amended and Restated Securities Purchase Agreement, the MSGI issued (i) 5,000,000 shares of it’s Series H Convertible Preferred Stock (the “Preferred Shares”), and (ii) warrants exercisable for 5,000,000 shares of its common stock at an exercise price of $2.50 per share (the “New Warrants”). The Buyers paid a total of $5,000,000 (the “Total Purchase Price”) for securities issued in the Preferred Stock Transaction (which includes the $1,250,000 paid by the Buyers in the Warrant Transaction). All of the securities issued in the Warrant Transaction were surrendered and cancelled in exchange for the issuance of a portion of the Preferred Shares and the New Warrants. From the Total Purchase Price, $2,500,000 was used to purchase the Company’s securities.

On the Closing Date, the MSGI entered into a Subscription Agreement and an Investment Letter with the Company pursuant to which MSGI purchased from Current Technology (i) 25,000,000 shares of Common Stock, and (ii) common stock purchase warrants exercisable for 25,000,000 million shares of its common stock, for an aggregate purchase price of $2,500,000 (the “Current Technology Investment”). The common stock purchase warrants are immediately exercisable at an exercise price of $.15 per share and expire on January 9, 2013. The warrants contain anti-dilution and adjustment provisions, which allow for adjustment to the exercise price and/or the number of shares should there be a change in the number of outstanding shares of common stock through a declaration of stock dividends, a recapitalization resulting in stock splits or combinations or exchange of such shares.

Item 4.  Purpose of Transaction.

The purpose of the Current Technology Transaction was to further the strategic objectives of MSGI and the Company. MSGI and the Company provide proprietary wireless security solutions to their customers. As a result of the Current Technology Transaction, the two companies intend to collaborate on further development and expansion of the asset tracking and risk mitigation business and assist each other with client development. In addition, the Company has agreed to outsource approximately 25% of its expected GPS Asset-tracking business to MSGI effective immediately for a period of three years. It is also anticipated that MSGI will be granted a non-exclusive worldwide license and an exclusive license for the U.S. intelligence, military and commercial security sectors to provide MSGI with the exclusive right to represent and sell the wireless asset tracking technology to various agencies including but not limited to the US Department of Homeland Security and US Department of Justice as well as various MSGI commercial security clients. MSGI is also entitled to appoint one member on the Company’s Board of Directors, which is currently comprised of 5 members.

Item 5.  Interest in Securities of the Issuer.

(a) MSGI beneficially owns 50,000,000 shares of Common Stock which includes warrants exercisable for 25,000,000 shares of Common Stock, which represents approximately 32.5% of the issued and outstanding shares of Common Stock of the Company (based upon the 103,892,023 shares issued and outstanding as of January 1, 2008 as reported in the Company’s Form 6-K as filed with the Securities and Exchange Commission on January 16, 2008 plus the 50,000,000 shares to be issued to MSGI).

(b) MSGI has the sole power (i) to vote 50,000,000 shares of Common Stock which includes warrants exercisable for 25,000,000 shares of Common Stock, and (ii) to dispose of 50,000,000 shares of Common Stock of the Company which includes warrants exercisable for 25,000,000 shares of Common Stock.

(c) Except for the Current Technology Investment, no transactions in the class of securities herein reported were effected by the MSGI during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

The information included in Items 3 and 4 is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

The exhibits to our Report on Forms 8-K and 8-K/A filed on January 10 and 14, 2008, respectively, are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2008

MSGI SECURITY SOLUTIONS, INC.

By: /s/ Richard J. Mitchell
Name: Richard J. Mitchell
Title: Chief Accounting Officer, Treasurer and Corporate Secretary